SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.625% CONVERTIBLE SENIOR NOTES DUE 2026
(Title of Class of Securities)

457461AA9

457461AB7

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive

Suite 2800

Chicago, IL 60601

(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$79,941,871.88	$9,161.34

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 4.625% Senior Convertible Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 14, 2011, there was $78,135,000 in aggregate principal amount of Notes outstanding and it is expected that there will be accrued and unpaid interest due equal to $23.125 per $1,000 principal amount of the Notes, resulting in an aggregate maximum purchase price of $79,941,871.88.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 13, 2006, among Inland Real Estate Corporation, a Maryland corporation (the “Company”) and Wells Fargo Bank, National Association, as successor trustee to LaSalle Bank National Association (the “Trustee”), as amended by the First Supplemental Indenture, dated as of May 17, 2010, between the Company and the Trustee (as so amended, the “Indenture”), relating to the Company’s 4.625% Senior Convertible Notes due 2026 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell the Notes at the Holder’s option, and the obligation of the Company to repurchase a selling Holder’s Notes, as set forth in the Company Notice to Holders of 4.625% Senior Convertible Notes due 2026, dated October 17, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 4 and 6 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into shares of common stock, $0.01 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes, including the Company’s right to pay cash in lieu of common stock for some or all of any Notes to be converted. The Company maintains its principal executive offices at 2901 Butterfield Road, Oak Brook, Illinois 60523, and the telephone number is (630) 218-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Notes:

(i)            4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee, as amended by the First Supplemental Indenture, dated as of May 17, 2010.

(ii)           Form of 4.625% Convertible Senior Note due 2026.

(iii)          Registration Rights Agreement, dated as of November 13, 2006, between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the other securities issued by the Company:

(i)            Fourth Articles of Amendment and Restatement of the Company.

(ii)           Articles Supplementary to the Fourth Articles of Amendment and Restatement of the Company.

(iii)          Amended and Restated Bylaws of the Company.

(iv)          Dividend Reinvestment Plan of the Company.

(v)           2005 Equity Award Plan.

(vi)          5.0% Convertible Senior Notes Due 2029 Indenture, dated as of August 10, 2010, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee.

(vii)         Form of 5.0% Convertible Senior Note due 2029.

(viii)        Employment Agreement between Inland Real Estate Corporation and Mark Zalatoris, effective as of January 1, 2011.

(ix)           Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2011.

(x)            Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2011.

(xi)           Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2011.

(xii)         Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2011.

(xiii)        Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010.

(xiv)        Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin, pursuant to which Deutsche Bank Securities Inc. agrees to extend margin credit to Daniel L. Goodwin for the purchase of securities or options and Daniel L. Goodwin may pledge securities, including securities issued by the Company, as collateral securing Mr. Goodwin’s obligations with respect to the applicable margin account.

(xv)         Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation (“Eagle”), pursuant to which Deutsche Bank Securities Inc. agrees to extend credit to Eagle I Financial Corporation for the purchase of securities or options and Eagle may pledge securities, including securities issued by the Company, as collateral securing Eagle’s obligations with respect to the applicable margin account.

(xvi)        Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent, pursuant to which the Pledgor granted a security interest in 7,349,228 shares of the Company’s common stock to the Administrative Agent, and other entities which may become parties as lenders, as a condition to the continued effectiveness of a credit agreement between the parties and as security for a $40 million line of credit available to the Pledgor.

In addition to the agreements listed in (i) — (xviii) above, the information set forth under the headings “Stock Owned by Certain Beneficial Owners and Management,” “Director Compensation,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “2010 Grant of Plan-Based Awards,” “2009 Outstanding Equity Awards at Fiscal Year-End” and “2011 Potential Payments Upon Termination or a Change of Control” in the Company’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on April 29, 2011, is incorporated herein by reference.

Item 10. Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically through EDGAR.

(b)           Not applicable.

Item 11. Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2011	INLAND REAL ESTATE CORPORATION

	By:	/s/ MARK E. ZALATORIS
Mark E. Zalatoris
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Company Notice to Holders of 4.625% Senior Convertible Notes due 2026, dated October 17, 2011.*

(a)(5)	Press Release issued on October 17, 2011.*

(b)

Fourth Amended and Restated Credit Agreement, dated as of June 24, 2010, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC, and Banc of America Securities LLC as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as Lender and Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; and the other entities which may become parties as additional Lenders (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 24, 2010, as filed with the SEC on June 28, 2010 (file number 001-32185)).

(d)(i)

Inland Real Estate Corporation 4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)), as supplemented by the First Supplemental Indenture (previously filed and incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated May 17, 2010, as filed by the Registrant with the Securities and Exchange Commission on May 18, 2010 (file number 001-32185))).

(d)(ii)

Form of 4.625% Convertible Senior Note due 2026 (Incorporated by reference to Exhibit A-1 of Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)).

(d)(iii)

Registration Rights Agreement dated as of November 13, 2006 between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated November 13, 2006, as filed by the Registrant with the Securities and Exchange Commission on November 16, 2006 (file number 001-32185)).

(d)(iv)

Fourth Articles of Amendment and Restatement of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 9, 2005 (file number 001-32185)).

(d)(v)

Articles Supplementary to the Fourth Articles of Amendment and Restatement of the Registrant designating the 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 8-A dated October 4, 2011, as filed with the SEC on October 4, 2011 (file number 001-32185)).

(d)(vi)

Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated April 19, 2010, as filed with the SEC on April 23, 2010 (file number 001-32185)).

(d)(vii)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582)).

(d)(viii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185)).

(d)(ix)

Inland Real Estate Corporation 5.0% Convertible Senior Notes due 2029 Indenture dated August 10, 2010 between Inland Real Estate Corporation and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185)).

(d)(x)

Form of 5.0% Convertible Senior Note due 2029 (Incorporated by reference to Exhibit A of Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 16, 2010 (file number 001-32185)).

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and Mark E. Zalatoris, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xiv)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xv)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011 (file number 001-32185)).

(d)(xvi)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185)).

(d)(xvii)	Form of Account Agreements, dated as of December 22, 2009 and May 24, 2007, between Deutsche Bank Securities Inc. and Daniel L. Goodwin.*

(d)(xviii)	Form of Account Agreement, dated as of September 14, 2009, between Deutsche Bank Securities Inc. and Eagle I Financial Corporation.*

(d)(xix)

Fifth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of August 30, 2010, between Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation and Partnership Ownership Corporation, collectively as Pledgor, and Bank of America, N.A., as Administrative Agent.*

(g)	Not applicable.

(h)	Not applicable.

* Filed as an exhibit to this Schedule TO.